Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2016	2015	2014	2013	2012
($ in thousands)
Including interest on deposits
Income before income taxes	$572,188	$578,721	$447,023	$447,146	$441,288
Fixed charges and preferred dividends	112,873	111,590	121,562	126,170	151,123
Total earnings	$685,061	$690,311	$568,585	$573,316	$592,411

Fixed charges:
Interest expense	$104,843	$103,376	$112,820	$112,492	$132,168
Estimate of interest within rental expense	8,030	8,214	8,742	8,731	8,594
Total fixed charges	$112,873	$111,590	$121,562	$121,223	$140,762
Preferred dividends	—	—	—	4,947	10,361
Total fixed charges and preferred dividends	$112,873	$111,590	$121,562	$126,170	$151,123

Ratio of earnings to fixed charges	6.07	6.19	4.68	4.73	4.21
Ratio of earnings to fixed charges and preferred dividends	6.07	6.19	4.68	4.54	3.92

Excluding interest on deposits
Income before income taxes	$572,188	$578,721	$447,023	$447,146	$441,288
Fixed charges and preferred dividends	28,649	38,085	56,076	62,674	75,228
Total earnings	$600,837	$616,806	$503,099	$509,820	$516,516

Fixed charges:
Interest expense	$104,843	$103,376	$112,820	$112,492	$132,168
Less: Interest on deposits	84,224	73,505	65,486	63,496	75,895
Estimate of interest within rental expense	8,030	8,214	8,742	8,731	8,594
Total fixed charges	$28,649	$38,085	$56,076	$57,727	$64,867
Preferred dividends	—	—	—	4,947	10,361
Total fixed charges and preferred dividends	$28,649	$38,085	$56,076	$62,674	$75,228

Ratio of earnings to fixed charges	20.97	16.20	8.97	8.83	7.96
Ratio of earnings to fixed charges and preferred dividends	20.97	16.20	8.97	8.13	6.87